Exhibit 99.1

A YEAR OF DELIVERY AND DEVELOPMENT

AS BARRICK MEETS TARGETS,

ADVANCES GROWTH PROJECTS

ALL AMOUNTS EXPRESSED IN US DOLLARS

Toronto, February 18, 2021 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) reported today that it had met its production targets for 2020, thanks to a consistent operating performance across the group that demonstrated management’s ability to manage the impact of the Covid-19 pandemic and other challenges. While cost of sales per ounce was impacted, total cash costs1 and AISC1 per ounce were contained within guidance despite higher royalty expenses from the higher gold price environment.

At the same time, Barrick has continued to progress major capital projects, including the Pueblo Viejo plant expansion, the development of the underground mine at Gounkoto, the transition to a new heap leach phase at Veladero and the re-establishment of the Bulyanhulu mine.

Higher gold and copper prices drove annual operating cash flow up 91% to $5.4 billion and annual free cash flow2 to a new record high of $3.4 billion. Net earnings per share were $1.31 for 2020 and adjusted net earnings per share3 of $1.15 was up 125% on the previous year. The company ended the year with zero debt, net of cash, down from a peak of $13.4 billion in 2013, and with an improved credit rating of Baa1 from Moody’s, among the best in the gold sector.

Continued on page 3

* YEAR ON YEAR

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q4 2020	Q3 2020	2020	2019

Realized gold price[4,5]	1,871	1,926	1,778	1,396
($ per ounce)

Net earnings	685	882	2,324	3,969
($ millions)

Adjusted net earnings[3]	616	726	2,042	902
($ millions)

Net cash provided by	1,638	1,859	5,417	2,833
operating activities ($ millions)

Free cash flow[2]	1,092	1,311	3,363	1,132
($ millions)

Net earnings per share	0.39	0.50	1.31	2.26
($)

Adjusted net earnings per share[3] ($)	0.35	0.41	1.15	0.51

Attributable capital	445	436	1,651	1,512
expenditures ($ millions)

Debt, net of cash	(33)	417	(33)	2,222
($ millions)

Operating Results	Q4	Q3	2020	2019
Gold	2020	2020

Production[5]	1,206	1,155	4,760	5,465
(000s of ounces)

Cost of sales (Barrick’s share)[5,6]	1,065	1,065	1,056	1,005
($ per ounce)

Total cash costs[1,5]	692	696	699	671
($ per ounce)

All-in sustaining costs[1,5]	929	966	967	894
($ per ounce)

Copper

Production[7]	119	103	457	432
(millions of pounds)

Cost of sales (Barrick’s share)[6,7]	2.06	1.97	2.02	2.14
($ per pound)

C1 cash costs[7,8]	1.61	1.45	1.54	1.69
($ per pound)

All-in sustaining costs[7,8]	2.42	2.31	2.23	2.52
($ per pound)

Q4 and Full Year 2020 Results Presentation

Webinar and Conference Call

President and chief executive Mark Bristow will host a virtual presentation on the results today at 11:00 EST/16:00 UTC, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free) 1 800 319 4610

UK (toll-free) 0808 101 2791

International (toll) +1 416 915 3239

The Q4 and Full Year 2020 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

∎	Barrick delivers on 2020 gold production guidance

∎	Consistent operating performance across all quarters of the year demonstrated Barrick’s ability to manage impact of Covid-19

∎	Higher gold and copper prices delivered annual operating cash flow of $5.4 billion and record annual free cash flow[2] of $3.4 billion

∎	Gold total cash costs[1] and AISC[1] within guidance in spite of higher royalty costs

∎	Strong performance from Barrick operated copper assets with costs at low end, or below, the guidance range

∎	Zero net debt achieved and credit rating upgraded

∎	Net earnings per share of $1.31 for 2020; adjusted net earnings per share[3] of $1.15 for the year (up 125% on prior year)

∎	Pueblo Viejo plant expansion approved and work commences

∎	Attributable group reserves partially replaced net of depletion, excluding Massawa disposition, while resources grow as focus on geology models pays dividends

∎	Continued portfolio rationalization supports further industry consolidation

∎	Exploration results confirm significant orebody extensions at most operations

∎	High-grade resource continues to grow at Fourmile as attention turns to accelerating the project into the mine plan

∎	Bedded down exploration focus and developing significant exploration opportunities across the portfolio; new frontiers opening in all regions

∎	Significant safety improvement in 2020: 38% decrease in LTIFR[9] and 29% decrease in TRIFR[10] year-on-year

∎	Zero Class 1 Environmental Incidents[11] for Q4; continued to exceed 75% water reuse and recycling target for 2020

∎	Barrick declares $0.09 quarterly dividend per share plus proposes $750 million capital return

BARRICK YEAR-END 2020	2	PRESS RELEASE

Continued from page 1

Barrick declared an unchanged quarterly dividend of 9 cents per share and announced that it would propose a return of capital distribution of approximately 42 cents per share based on the issued and outstanding shares as of December 31, 2020. The total distribution of $750 million is derived from the $1.5 billion in proceeds from the company’s sale of non-core assets since 2019, and will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November this year. This return of capital is subject to shareholder approval at the Annual and Special Meeting on May 4, 2021.

Senior executive vice-president and chief financial officer Graham Shuttleworth said this return of capital, which will provide shareholders with a significantly enhanced return in 2021, was in line with Barrick’s strategy of returning surplus funds to shareholders.

President and chief executive Mark Bristow said despite 2020’s unprecedented difficult operating conditions — which in addition to the pandemic had included a coup in Mali, the financial meltdown in Argentina and the Papua New Guinea government’s flirtation with resource nationalism — the company made further progress towards delivering on its environmental, social and governance (ESG) commitments, and expected to improve on its rating in last year’s industry-first scorecard, published in its sustainability report.

“We have a detailed road map towards clearly defined emission reduction targets, based on climate science and operational realities. Unlike others, our plan does not rely on mine closures and production cutbacks. Our ultimate aim is net zero emissions with landmarked targets towards this goal, which are constantly reviewed and updated as new emissions-reduction opportunities are identified and realized. In addition, each operation has an effective plan for the continued transition to cleaner, more efficient energy sources, and our water usage performance continues to improve,” Bristow said.

“Our long-established partnership philosophy is the beating heart of our ESG strategy. It was invaluable in our management of the impact of the coronavirus on our business and our people and it also enabled us to provide much-needed support to our host communities and governments. On an everyday level, every operational site now has a fully functional community development committee to deal with local issues.”

The group’s total attributable gold resources grew in 2020, net of depletion and excluding the impact of the disposition of Massawa, as a result of the focus on high-confidence geology models following the merger with Randgold. Attributable gold reserves achieved a 76% replacement of depleted ounces, excluding Massawa, with the Africa and Middle East region once again more than replenishing their reserves.12

Bristow said that since the merger with Randgold, the company had made significant progress in improving its knowledge of the legacy Barrick orebodies and in developing Life of Mine optimizations based on updated models, operating plans and cost forecasts.

“As our understanding of the orebodies increases, the potential for resource conversion to reserves will grow, but we still have some way to go to reach the replacement levels of the Africa and Middle East region across the group,” he said.

Bristow said an in-principle agreement about the future of the Porgera mine, which has been on care and maintenance for most of the past year, was reached with the government of Papua New Guinea in October 2020 and teams from both sides continue to work on the details of a mutually acceptable settlement.

In the meantime, Porgera has been excluded from the group’s 2021 production guidance of 4.4 to 4.7 million ounces of gold but, if an agreement is reached, will be added back in once the terms and timing of the settlement have been finalized. The company is expecting per ounce costs to be similar to prior year actual results. Sustaining capital guidance includes investments previously deferred due to the Covid-19 pandemic.

BARRICK PROPOSES RETURN OF CAPITAL DISTRIBUTION AND DECLARES DIVIDEND

Barrick today announced it intends to propose to shareholders a return of capital distribution of approximately $0.42 per share13. Barrick also announced that its Board of Directors has declared a dividend for the fourth quarter of 2020 of $0.09 per share, payable on March 15, 2021, to shareholders of record at the close of business on March 1, 202114.

The return of capital will be proposed to shareholders at Barrick’s Annual and Special Meeting on May 4, 2021. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. It is proposed that the total distribution of approximately $750 million will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November 2021.

Senior executive vice-president and chief financial officer Graham Shuttleworth said that the return of capital distribution demonstrates Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy announced at the time of the Randgold merger in September 2018. Since that time, the quarterly dividend has tripled, and this capital distribution further increases returns to shareholders.

“The Board believes that the return of capital distribution is the most efficient way to return these surplus funds to shareholders. Based on the current number of outstanding shares, this distribution represents approximately 14 cents per share13 for each tranche, or approximately 42 cents per share13 in total. In addition to the current quarterly dividend of 9 cents per share14, this distribution will provide shareholders with a significantly enhanced return in 2021,” said Shuttleworth.

The Board continues to review further returns to shareholders, which will be balanced and evaluated equally across other capital uses, including disciplined growth and debt management.

BARRICK YEAR-END 2020	3	PRESS RELEASE

  BARRICK DIGITAL MOVES FORWARD WITH KEY INITIATIVES

With the implementation of SAP S4 HANA at Nevada Gold Mines in 2020, Barrick laid one of the key foundations for its updated digital roadmap. As the remaining mines and regions bring SAP online in 2021, a major portion of the data used for operational and financial analysis will become standardized globally.

Having successfully implemented the financial consolidation process into OneStream during Q4, the next building block is a concurrent roll-out of a more agile financial planning system, also within the new OneStream application. The full integration of these two major platforms (SAP and OneStream) will enable much quicker insight into the group’s key cost drivers and enormously increase the potential for efficiency analysis, benchmarking and other value-added reporting.

Barrick’s Global Data Platform (GDP) is at the core of our digital strategy and drives the way in which data moves between different systems and enables improved visibility and decision making by managers.

“The Global Data Platform roadmap is built around visibility of business processes and automation of data currently collected in a more manual way,” says vice president group information technology Nico West.

“Projects have been prioritized starting with foundational work around the visibility of data, understanding and getting to grips with the complexities of disparate source systems. This allows us to work towards integration, automation and optimization using fit for purpose technologies at each step. Our investment approach to the GDP is to pick specific but varied pilot projects to demonstrate the success and value that the projects will deliver to Barrick, and grow the platform incrementally, rather than a big bang approach.”

Barrick’s approach to delivering digital innovation is to let subject matter experts from within the business functions drive the programs, as opposed to a centralized innovation office. They do this by taking responsibility for identifying opportunities, prioritizing roadmaps and providing key business sponsorship on selected projects. This has the benefit of ensuring tight ownership by the business and alignment with technology teams.

By using tried and tested technology in the Azure Cloud, which sources data from core applications, we are creating common data models that allow the business to standardize how applications integrate and share information, including daily, weekly and monthly reporting.

BUILDING A MULTI-CULTURAL, MULTI-GENERATIONAL

WORKFORCE ALIGNED TO A CHANGING WORLD

To build a modern mining business at the top of the field, we need the best people to run our portfolio of best-in-class assets, says group human resources executive Darian Rich.

To build a modern mining business at the top of the field, we need the best people to run our portfolio of best-in-class assets, says group human resources executive Darian Rich.

Barrick’s Human Capital Framework sets a clear path for recruiting, developing, assessing and rewarding our most valuable resource, our workforce. At the same time, we encourage employees to think and act like owners through our share ownership program.

This framework is anchored by our operating philosophy of meritocracy, where employees are selected and advance on the basis of their demonstrated abilities and merit. A modern mining business needs people who share its vision and its values and are entrepreneurial, agile, alive to technological and societal changes and profit oriented. Having the best minds and leadership are crucial to finding innovative and sustainable solutions to business challenges and embedding a high-performance culture.

At Barrick, we are building an effective multi-cultural and multi-generational workforce aligned to a changing world. There are many examples of employees whose first exposure to industry was through their hire and development at Barrick. The company has a long tradition of hiring locally for both operational and managerial roles: 97% of our workforce and over 80% of our

BARRICK YEAR-END 2020	4	PRESS RELEASE

management positions are hired locally. This policy leads to greater team effectiveness and workforce stability.

We strongly believe that a diverse workforce is a better workforce. We have operations in 13 countries and are committed to harnessing the talents, skills, and perspectives of a diverse workforce in each of them. We have embarked on a drive to recruit more young people and women. 10% of our workforce are women. We have concentrated on placing women in our university-sponsored and new graduate programs to increase the pool for future development and advancement.

We develop the company’s most promising employees to help build their leadership skills and to guide career advancement through tailored executive and management development programs developed in partnership with leading universities in Africa, Europe, and the US. Barrick recently partnered with the University of Miami in collaboration with Bacardi and Boston Scientific to design and launch a management development curriculum for our respective LATAM and AP leaders.

We offer training programs to develop a foundation of operational knowledge through our Compass Development and Young Professional Programs, which provide structured training and mentorship opportunities for early career technical employees. We have piloted the Barrick Greenfields Talent Program at Nevada Gold Mines which provides new engineering graduates with meaningful direct underground mining experience as a solid foundation for their mining engineer careers. Our Finance for Business Leaders program develops financial acumen across the organization to help our people have an ownership mindset and integrate financial and business needs into their everyday thinking. Our skills training programs are delivered in modules and updated based on equipment and mining methods used. We are implementing standards for trainers; better tools to evaluate the effectiveness of the training for new workers and assess trainees’ competencies once they have completed the training; and opportunities for ongoing and refresher training.

This year we strengthened our application of talent assessments to ensure employees are receiving quality feedback about their performance and demonstration of Barrick values. These talent reviews served as inputs for our succession planning. The executive team and key senior leaders held succession planning reviews to discuss our talent capability critical to drive business priorities across the regions and sites by ensuring we have the right skills in the right jobs. Succession slates were compiled, individual profiles were reviewed and follow up actions were identified as we assess the performance and potential of our employees and build individual development plans for our leaders and our high-potential talent pools.

Our compensation programs are an integral part of our Human Capital Framework. Our reward programs are designed to recognize safe production and cost management in our operations and our short- and long-term incentive programs reward individual and collective performance measured against business plan objectives. The performance measures that we have selected for our incentive plans reflect our accountability for delivering on sustainable value creation. A cornerstone of our compensation design is all Barrick senior leaders receive a significant portion of their compensation in shares tied to company performance which are held based on market-leading requirements.

TANZANIAN ASSETS DELIVER ON PRODUCTION GUIDANCE

AS BARRICK CONTINUES TO UNLOCK VALUE

The North Mara and Bulyanhulu gold mines both produced near the top end of their production guidance in 2020, their first full year under Barrick’s management. Including Buzwagi, the Tanzanian assets delivered a combined output of 462,472 ounces for the year15.

The mines have been successfully revived, with North Mara delivering significant improvements and underground production restarted at Bulyanhulu. The mines, managed through the Twiga joint venture with the Government of Tanzania, paid a maiden dividend of $250 million in October 2020.

North Mara posted a record throughput in Q4 and Bulyanhulu recommenced processing of underground ore during the quarter. Bulyanhulu is scheduled to be in full production by the second half of 2021, when its ramp-up is completed. Both mines performed creditably on the health, safety and environmental front, with Bulyanhulu gaining ISO 14001 certification for the first time.

Speaking at a briefing for local media at the Bulyanhulu mine, Barrick president and chief executive Mark Bristow said the mines’ strong performance was the product of the speed and effectiveness with which the company’s Africa and Middle East regional team was unlocking the unrealized value of these assets, despite the challenges presented by the Covid-19 pandemic.

“These mines are now very different businesses. North Mara’s Life of Mine production profile has been vastly improved and

BARRICK YEAR-END 2020	5	PRESS RELEASE

implementation of its comprehensive water management plan is on track. Bulyanhulu’s resurrection was a particularly exceptional achievement, considering that both its shaft and plant had to be refurbished extensively. The new mine plan delivers a sustainable long-term value-driven operation,” Bristow said.

“We’re optimizing our 10-year plan to make the combined North Mara and Bulyanhulu mines the seventh Tier One16 complex in the Barrick portfolio by bringing them into the lower half of the industry’s cost curve. At the same time, the combined total of Mineral Resources for North Mara and Bulyanhulu grew, net of depletion, compared to 2019 on the back of fixing the legacy geological models and supporting data. Subsequently, the complete re-optimization of the mine plans for the potential Tier One complex is underway and is expected to deliver further growth. Concurrently, we continue to improve relations with our host communities, securing Barrick’s social licence to operate in Tanzania. Past grievances have been resolved and the remaining land legacy issues are being addressed. Fully functional community development committees have been established to focus on education, health, water and agribusiness, and 21 agribusiness groups from 11 villages are already being supported at North Mara. Barrick also proved its value as a partner through its tangible support for the government’s pandemic containment campaign.”

During 2020, Barrick invested $800 million in the Tanzanian economy in the form of taxes, permits, infrastructure development, salaries and payments to local suppliers. In line with its groupwide policy of employing host country nationals, the company continued to recruit locally, with over 600 new workers employed during the year at Bulyanhulu alone. Tanzanian nationals now make up 96% of the mines’ total workforce.

Capital and exploration expenditures exceeded $180 million for the year15, of which half related to growth projects, and this investment is continuing into 2021. Bristow said Tanzania’s large-scale mineralized systems held the potential for world-class discoveries and, in addition to brownfields exploration designed to increase and convert the existing mines’ resources, Barrick had also initiated greenfields programs to generate new targets.

TONGON GETS IT RIGHT

Barrick’s Tongon mine produced a total of 284,863 ounces of gold in 2020, at the top end of its guidance for the year15, driven by strong plant throughput with runtime setting a record of 95.2% in October. This improved throughput, combined with cost-reduction initiatives, had a positive impact on per ounce costs compared to 2019.

Addressing a group of local media at the mine, Barrick president and chief executive Mark Bristow said Tongon had to overcome enormous obstacles to achieve this exceptional performance. Built and commissioned in the midst of a civil war, it has since operated in a very unstable socio-political environment and has been impacted by a broad range of problems, including a mill fire, recurring technical issues and an erratic grid power supply.

“Despite all these challenges, Tongon has been consistently profitable and in 2020 again paid a $150 million dividend to its shareholders. It provided $1.2 million to the government to support its campaign against Covid-19 while implementing effective prevention measures at the mine to protect its people and the business. And it maintained its commitment to its host community with the installation and start-up of a number of income-generating projects,” Bristow said.

He noted that Tongon had the best safety record in the worldwide Barrick group. Until it suffered one lost-time injury on October 28, 2020, the mine had recorded more than 15 million lost-time injury-free work hours over 1,120 days. There were no Class 1 or 2 environmental incidents11 during the year and the mine retained its ISO 14001 and ISO 45001 certifications.

Continued exploration and the conversion of resources to reserves have extended the life of the mine to 2023 and further opportunities for replacing reserves are being pursued.

In line with Barrick’s policy of supporting local business, Tongon spent $105 million – 66% of its total procurement budget – with Ivorian contractors and suppliers in 2020. Since Tongon poured its first gold in 2010, it has paid more than $1.6 billion into the Ivorian economy in the form of taxes, infrastructure development, salaries and payments to local suppliers.

BARRICK YEAR-END 2020	6	PRESS RELEASE

KIBALI CONTINUES TO SHINE

The Barrick operated Kibali Joint Venture in the DRC produced 808,134 ounces of gold in 2020, achieving the top-end of production guidance for the year15.

This performance was driven by its underground operation which achieved record monthly and quarterly ore production in December and Q4 2020. Kibali is a world leader in automated underground mining, through systems that allow multiple autonomous machines to operate on the same haulage and production levels, and provide real-time visibility of all operations as well as automated control of the ventilation fans. Leading-edge technology is also being harnessed elsewhere at Kibali and the successful commissioning of an on-line particle size analyzer will optimize fine grinding on its ultrafine grind (UFG) mills.

Kibali has, since commissioning, consistently lowered its carbon emissions thanks to its three hydropower stations and the implementation of predictive maintenance monitoring at these plants will further minimize downtime. Its new battery-based reactive power support system has further reduced the mine’s reliance on back-up thermal power.

At the same time, Kibali has retained its focus on exploration and resource conversion and replaced the ounces depleted by mining, thus extending the life of the mine. Its open-pit operation is set up for a solid year with development of the access to the Sessenge orebody completed ahead of plan. A robust open-pit component has been included in the mine plan and will provide additional processing flexibility to the plant over the next 10 years.

Kibali retained its ISO 45001 and ISO 14001 safety and environmental accreditations. Effective Covid-19 prevention protocols also remain in place. Having donated more than $2 million to the DRC government in the form of equipment to support the national campaign against the pandemic, Kibali is currently partnering with the National Laboratory Institution in training medical staff to diagnose the disease.

Barrick president and chief executive Mark Bristow says the pandemic response has once again demonstrated the company’s value as a partner to its host countries and communities.

“While protecting our people and our business from the impact of Covid-19, we have continued to invest in community improvement projects, skills development programs to deliver more Congolese managers and technicians, and the implementation of the second phase of the Watsa/Durba concrete road construction. Kibali’s policy of supporting and mentoring local contractors and suppliers has created a new economic frontier in this remote region. Last year we spent more than $200 million with local businesses on services such as civil construction, roadworks, plant maintenance, trucking and catering,” he said.

Over the past 10 years, Kibali has pumped $3.4 billion into the Congolese economy in the form of taxes, permits, infrastructure, salaries and payments to local suppliers.

LOULO-GOUNKOTO BEATS GUIDANCE,

REPLACED DEPLETED RESERVES

Barrick’s Loulo-Gounkoto mine complex delivered production of 680,215 ounces of gold in 2020, exceeding its full year guidance despite Covid-19 and other challenges15.

At the same time, it improved its safety performance, reducing its Lost-Time Injury Frequency Rate9 by more than half compared to 2019 and achieving a lost-time injury-free year in its underground operations. The complex retained its ISO 45001 and ISO 14001 health, safety and environmental certifications.

The underground operations have reached a world-class level of automation, hard on the heels of pace-setter Kibali. The two existing underground mines, Yalea and Gara, will shortly be joined by a third when Gounkoto underground delivers its first ore tonnes planned for the second quarter of this year.

In another major technological advance, Loulo commissioned Barrick’s first solar power plant in the Africa and Middle East region, delivering 20MW of capacity into the microgrid. Projects

BARRICK YEAR-END 2020	7	PRESS RELEASE

scheduled for completion in 2021 include the commissioning of a water treatment plant, an expansion of power generating capacity and a powerline upgrade to support the new Gounkoto underground mine.

The complex continued to support and develop local businesses, spending more than $375 million with local contractors and suppliers in 2020. Its accelerator program, designed to equip budding businessmen and women with commercial skills, established 48 entrepreneurs and granted them credit totalling about $390,000. Loulo-Gounkoto’s local content program was further improved by the formation of a transport consortium which incorporates most of its existing Malian transport providers.

In a presentation to local media and stakeholders at the Loulo mine, Barrick president and chief executive Mark Bristow said that thanks to continuing successful exploration, the complex’s gold reserves were now larger than they had been 15 years ago, and indications were that it would once more have replaced ounces depleted by mining in 2020.

“The Loulo district lies at the heart of one of the world’s most prolific gold regions. Over the past 15 years, this has delivered more world-class discoveries than any other, and our extensive exploration programs are designed not only to replenish our reserves but to find our next Tier One16 mine,” he said.

Loulo and Gounkoto paid and declared combined dividends of $240 million for 2020. Over the past almost 24 years, Barrick and its legacy company Randgold Resources contributed $7.7 billion to Mali’s economy in the form of taxes, royalties, salaries and payments to local suppliers. Its annual contribution amounts to between 5% and 10% of the country’s GDP.

The company hosted Mali’s minister of mines, Lamine Seydou Traore, and a delegation from his department who visited the mine and toured the operation with the Barrick team.

ESG: A CLEAR ROADMAP TOWARDS REALISTIC TARGETS

Long before the values now known collectively as ESG were promoted to a prime investment criterion, they were foundational to Randgold Resources and a significant factor in its success. Following the merger with Barrick, these principles were also embedded in the new business.

The Loulo-Gounkoto mine complex has commissioned a 20MW solar power plant, with plans to double its capacity.

Barrick’s group sustainability executive, Grant Beringer, says the company’s commitment to ESG is not a form of virtue-signaling but a key component of its strategies and plans, designed to secure its social licence to operate, de-risk the business and leverage opportunities.

“This commitment is driven at the operational level, not set in a corporate office as part of a compliance exercise. This ensures that we are making constant improvements on the ground and can measure our progress accurately,” he says.

“Our partnership philosophy is central to Barrick’s ESG strategy. Our senior corporate and regional executives engage regularly with our host countries’ presidents, ministers, governors and community leaders. Each operational site has a fully functional community development committee, where Barrick acts not as an owner but as a participant, and where frank and open communication is encouraged. We also communicate regularly with our investment partners: last year, we had more than 30 meetings with shareholders where we kept them informed about our ESG progress and plans.”

Barrick’s sustainably profitable mines enable it to deliver on its promise to share the value they create with all stakeholders. They pay substantial taxes, have a locals-first employment policy, spend billions of dollars on goods and services procured from in-country suppliers, and last year invested more than $30 million in Covid-19 support for their host governments and communities.

On the environmental front, Barrick recognizes that climate change presents both risks and opportunities for the business. The company has a clear roadmap for the reduction of greenhouse gas emissions (GHG), which is based on climate science and operational realities. It does not rely on mine closures, production cutbacks or the hopeful expectation of reductions by suppliers or governments. The ultimate aim is net zero emissions but the roadmap has landmarked targets towards this goal based on practical and available options. The company’s

BARRICK YEAR-END 2020	8	PRESS RELEASE

target is not static, however, and is constantly reviewed and updated as further reduction opportunities are identified and realized. The rapid development of battery technology looks particularly promising.

“Every one of our operations has an effective energy conversion management plan. During the past year, for example, Pueblo Viejo converted its Quisqueya power plant from heavy fuel oil to natural gas, Kibali added battery energy storage to the grid to offset the cyclical load and reduce dependence on diesel generators in the wet season, and Loulo-Gounkoto commissioned a 20MW solar power plant,” says Beringer.

Future projects include Nevada Gold Mines’ conversion of its TS Power Plant to natural gas and the construction of a 200MW solar farm. Loulo-Gounkoto is doubling the capacity of its solar plant and Pueblo Viejo is switching its lime kiln from diesel to natural gas. The project to link Veladero in Argentina to the power grid in neighboring Chile, halted by the pandemic, is underway again. The Chilean grid has the largest renewable power component in the world.

“Transitioning to cleaner, more efficient energy sources is not only the right thing to do environmentally – power is the biggest cost factor in mining, so this also makes commercial sense,” says Beringer. And so our focus is not only about reducing the GHG emissions at our current operations but it’s about tracking and embracing new technology and innovation to ensure the new mines we build in the future are designed to be industry leading when it comes to power and other ESG measures.

During the past year, Pueblo Viejo converted its Quisqueya power plant (left) from heavy fuel oil to natural gas. At Nevada Gold Mines, future energy projects include the conversion of its TS Power Plant (right) to natural gas.

BARRICK’S FIT-FOR-PURPOSE LEGAL TEAM

A global company with many moving parts needs a legal team with world-class expertise as well as an in-depth knowledge of the business and the jurisdictions in which it operates.

Following the merger, Barrick implemented a lean and fit-for-purpose legal management model capable of ensuring that the company moves forward successfully in an increasingly complex environment.

General counsel Rich Haddock’s small office is complemented by strong legal managers in each region. Each manager sources the best external legal advisors and integrates these outside resources into the internal teams. In addition to decades of experience, many of Barrick’s lawyers also have training or experience as geologists, mining engineers and environmental professionals.

The legal team is engaged at all levels of the business and at an early stage of all processes. It is deeply involved in corporate transactions such as the completion of the Nevada Gold Mines joint venture and the partnership with the government of Tanzania. It also plays a key part in operational matters, including permitting, human resources and labor relations, title and land management, and compliance.

The team has developed a deep expertise in dealing with resource nationalism, having worked in diverse jurisdictions to achieve successful outcomes, and is currently closely involved in the Porgera special mining lease negotiations. It is also playing a key part in resolving Barrick’s remaining legacy issues.

More generally, it follows trends and changes of laws and policies in the mining sector, positioning Barrick as the industry leaders in discussions and negotiations with mining authorities.

BARRICK YEAR-END 2020	9	PRESS RELEASE

RESOURCES GROW AS FOCUS ON GEOLOGY

DELIVERS DIVIDENDS

Attributable mineral reserves reflect a 76% replacement of depletion, with a consistent reserve grade maintained year-on-year, after adjustment for the disposal of Massawa. Similarly, excluding the impact of Massawa, the net reduction in reserves year-on-year is approximately 2%. Attributable group reserves, reported at $1,200/oz17, stand at 1,300 million tonnes at 1.66g/t for 68 million ounces12 of gold.

Armed with the introduction of on-site mineral resource management and an intensified focus on geology, Barrick has spent the two years since the Randgold merger improving knowledge of its orebodies. At the same time, it has transferred ownership and responsibility for the orebodies to the mines, empowering and integrating the on-site mineral resource, geology and planning teams.

Barrick’s mineral resource management and evaluation executive, Rod Quick, says the company has made significant progress in developing Life of Mine optimizations based on high-confidence geological models as well as operating plans, ounce profiles and cost forecasts.

“As our understanding of the orebodies increases, the potential for sustainable resource to reserves conversion will grow, but it will take time for the group to reach the replacement levels of the Africa and Middle East region,” Quick said.

Total attributable group gold resources increased in 2020, net of depletion and excluding the impact of the disposal of Massawa. Inclusive of reserves and reported at a gold price of $1,500/oz17, attributable measured and indicated resources stood at 3,300 million tonnes at 1.52g/t for 160 million ounces12, with a further 980 million tonnes at 1.4g/t for 43 million ounces12 in the inferred category.

Copper mineral reserves for 2020 are calculated using a copper price of $2.75 per pound and mineral resources are calculated at $3.50 per pound, both rates unchanged from 2019. Attributable measured and indicated copper resources were 25 billion pounds12 at an average grade of 0.36%, and inferred copper resources were 2.2 billion pounds12 at an average grade of 0.2%. Attributable proven and probable copper reserves were 13 billion pounds12 at an average grade of 0.39%.

For further details, please refer to the Reserves and Resources section of the MD&A in Barrick’s Q4 and year-end 2020 report.

TO BE GREAT, BE GLOBAL

The Covid-19 pandemic, perhaps more than anything else, has demonstrated that a world-class business has to have a global presence. It has also underlined the importance of real partnerships between a mining company and its stakeholders.

Three factors were key to Barrick’s effective management of the pandemic’s impact on its business and people. The first is the flat, decentralized and agile management structure introduced after the Randgold merger. Our managers literally live in our businesses and our senior corporate and regional executives visit them regularly. This meant quick, site-specific decision-making, within the guidance provided by the group’s global perspective, and the sharing of experience between operations. The African mines, for example, have dealt with several Ebola outbreaks while the North American ones have not had to contend with a crisis like Covid-19 for generations.

Second is our partnership philosophy. Barrick is a trusted ally to its host countries and communities, bonded to them in mutually rewarding relationships built up over years. This enabled us to work closely with them in devising and implementing their own pandemic containment campaigns. This cooperation included financial support as well as the provision of testing facilities and isolation centers and participation in Covid-19 crises committees.

The third is our demographic profile, which is dominated by host country nationals as a consequence of our robust policy of employing, training and promoting them. Their deep identification and familiarity with local conditions, cultures and creeds, is always invaluable to the business, but never more so than in a crisis.

“By being global, we diversify our risk and we leverage our experience across a range of jurisdictions to navigate dynamic operational environments,” says Catherine Raw, Barrick’s chief operating officer for the North America region.

“The depth of our local talent; the independence, agility and innovation of our operational leaders; and our commitment to being a good corporate citizen and a welcome neighbor – these have combined to ensure that we are delivering on our promises, progressing our strategy and adding value for all our stakeholders. To be great is to be global.”

BARRICK YEAR-END 2020	10	PRESS RELEASE

Appendix 1

2021 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2021 forecast attributable production (000s ozs)	2021 forecast cost of sales[6] ($/oz)	2021 forecast total cash costs[1] ($/oz)	2021 forecast all-in sustaining costs[1] ($/oz)

Carlin (61.5%)[18]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 -440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[19]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[20,21,22]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

COPPER PRODUCTION AND COSTS

	2021 forecast attributable production (M lbs)	2021 forecast cost of sales[6] ($/lb)	2021 forecast C1 cash costs[8] ($/lb)	2021 forecast all-in sustaining costs[8] ($/lb)

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50

Total Copper[22]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

ATTRIBUTABLE CAPITAL EXPENDITURES

(millions)

Attributable Minesite Sustaining	1,250 - 1,450

Attributable Project	550 - 650

Total Attributable Capital Expenditures[23]	1,800 - 2,100

2021 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2021 guidance assumption	Hypothetical change	Impact on EBITDA[24] (millions)	Impact on TCC, C1 cash costs and AISC[1,8]

Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $620	+/-$4/oz

Copper price sensitivity	$2.75/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK YEAR-END 2020	11	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended				For the years ended

	12/31/20	9/30/2020	Change		12/31/20	12/31/2019	Change

Nevada Gold Mines (61.5%)[a]

Gold produced (000s oz attributable basis)	546	538	1%		2,131	2,218	(4%	)

Gold produced (000s oz 100% basis)	885	875	1%		3,467	2,967	17%

Cost of sales ($/oz)	1,007	1,060	(5%	)	1,029	924	11%

Total cash costs ($/oz)[b]	667	723	(8%	)	702	634	11%

All-in sustaining costs ($/oz)[b]	873	956	(9%	)	941	828	14%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	260	276	(6%	)	1,024	968	6%

Gold produced (000s oz 100% basis)	422	448	(6%	)	1,665	1,315	27%

Cost of sales ($/oz)	917	985	(7%	)	976	1,004	(3%	)

Total cash costs ($/oz)[b]	740	800	(8%	)	790	746	6%

All-in sustaining costs ($/oz)[b]	1,005	1,036	(3%	)	1,041	984	6%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	118	113	4%		491	801	(39%	)

Gold produced (000s oz 100% basis)	191	184	4%		799	963	(17%	)

Cost of sales ($/oz)	1,043	1,060	(2%	)	957	762	26%

Total cash costs ($/oz)[b]	738	763	(3%	)	678	515	32%

All-in sustaining costs ($/oz)[b]	906	1,133	(20%	)	998	651	53%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz attributable basis)	91	76	20%		330	335	(2%	)

Gold produced (000s oz 100% basis)	147	124	20%		537	504	7%

Cost of sales ($/oz)	1,064	1,097	(3%	)	1,064	846	26%

Total cash costs ($/oz)[b]	687	745	(8%	)	711	585	22%

All-in sustaining costs ($/oz)[b]	757	805	(6%	)	798	732	9%

Phoenix (61.5%)[f]

Gold produced (000s oz attributable basis)	26	30	(13%	)	126	56	125%

Gold produced (000s oz 100% basis)	42	49	(13%	)	205	91	125%

Cost of sales ($/oz)	2,054	1,773	16%		1,772	2,093	(15%	)

Total cash costs ($/oz)[b]	590	520	13%		649	947	(31%	)

All-in sustaining costs ($/oz)[b]	670	659	2%		814	1,282	(37%	)

Long Canyon (61.5%)[f]

Gold produced (000s oz attributable basis)	51	43	19%		160	58	176%

Gold produced (000s oz 100% basis)	83	70	19%		261	94	176%

Cost of sales ($/oz)	674	877	(23%	)	869	1,088	(20%	)

Total cash costs ($/oz)[b]	145	212	(32%	)	236	333	(29%	)

All-in sustaining costs ($/oz)[b]	324	384	(16%	)	405	681	(41%	)

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	159	129	23%		542	590	(8%	)

Gold produced (000s oz 100% basis)	265	215	23%		903	983	(8%	)

Cost of sales ($/oz)	803	791	2%		819	747	10%

Total cash costs ($/oz)[b]	493	450	9%		504	471	7%

All-in sustaining costs ($/oz)[b]	689	609	13%		660	592	12%

BARRICK YEAR-END 2020	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended				For the years ended

	12/31/2020	9/30/2020	% Change		12/31/20	12/31/19	% Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	123	139	(12%	)	544	572	(5%	)

Gold produced (000s oz 100% basis)	153	174	(12%	)	680	715	(5%	)

Cost of sales ($/oz)	1,149	1,088	6%		1,060	1,044	2%

Total cash costs ($/oz)[b]	734	682	8%		666	634	5%

All-in sustaining costs ($/oz)[b]	923	1,161	(21%	)	1,006	886	14%

Kibali (45%)

Gold produced (000s oz attributable basis)	92	91	1%		364	366	(1%	)

Gold produced (000s oz 100% basis)	205	203	1%		808	813	(1%	)

Cost of sales ($/oz)	1,163	1,088	7%		1,091	1,111	(2%	)

Total cash costs ($/oz)[b]	616	617	0%		608	568	7%

All-in sustaining costs ($/oz)[b]	783	817	(4%	)	778	693	12%

Veladero (50%)

Gold produced (000s oz attributable basis)	58	44	31%		226	274	(18%	)

Gold produced (000s oz 100% basis)	116	89	31%		452	548	(18%	)

Cost of sales ($/oz)	1,074	1,136	(5%	)	1,151	1,188	(3%	)

Total cash costs ($/oz)[b]	698	708	(1%	)	748	734	2%

All-in sustaining costs ($/oz)[b]	1,428	1,159	23%		1,308	1,105	18%

Porgera (47.5%)[g]

Gold produced (000s oz attributable basis)	—	—	—		86	284	(70%	)

Gold produced (000s oz 100% basis)	—	—	—		181	597	(70%	)

Cost of sales ($/oz)	—	—	—		1,225	994	23%

Total cash costs ($/oz)[b]	—	—	—		928	838	11%

All-in sustaining costs ($/oz)[b]	—	—	—		1,115	1,003	11%

Tongon (89.7%)

Gold produced (000s oz attributable basis)	66	64	3%		255	245	4%

Gold produced (000s oz 100% basis)	73	71	3%		284	273	4%

Cost of sales ($/oz)	1,371	1,329	3%		1,334	1,469	(9%	)

Total cash costs ($/oz)[b]	810	731	11%		747	787	(5%	)

All-in sustaining costs ($/oz)[b]	853	777	10%		791	844	(6%	)

Hemlo

Gold produced (000s oz)	57	55	4%		223	213	5%

Cost of sales ($/oz)	1,379	1,257	10%		1,256	1,137	10%

Total cash costs ($/oz)[b]	1,104	1,099	0%		1,056	904	17%

All-in sustaining costs ($/oz)[b]	1,464	1,497	(2%	)	1,423	1,140	25%

North Mara[h]

Gold produced (000s oz attributable basis)	61	67	(9%	)	261	251	4%

Gold produced (000s oz 100% basis)	73	80	(9%	)	311	334	(7%	)

Cost of sales ($/oz)	1,073	903	19%		992	953	4%

Total cash costs ($/oz)[b]	799	649	23%		702	646	9%

All-in sustaining costs ($/oz)[b]	989	758	30%		929	802	16%

Buzwagi[h]

Gold produced (000s oz attributable basis)	21	21	0%		84	83	1%

Gold produced (000s oz 100% basis)	25	25	0%		100	115	(13%	)

Cost of sales ($/oz)	1,314	907	45%		1,021	1,240	(18%	)

Total cash costs ($/oz)[b]	1,267	687	84%		859	1,156	(26%	)

All-in sustaining costs ($/oz)[b]	1,283	693	85%		871	1,178	(26%	)

BARRICK YEAR-END 2020	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended				For the years ended

	12/31/20	9/30/2020	Change		12/31/20	12/31/19	Change

Bulyanhulu[h]

Gold produced (000s oz attributable basis)	23	7	229%		44	27	63%

Gold produced (000s oz 100% basis)	27	8	229%		52	37	41%

Cost of sales ($/oz)	1,181	1,502	(21%	)	1,499	1,207	24%

Total cash costs ($/oz)[b]	610	874	(30%	)	832	676	23%

All-in sustaining costs ($/oz)[b]	664	913	(27%	)	895	773	16%

Kalgoorlie (50%)[i]

Gold produced (000s oz attributable basis)						206	(100%	)

Gold produced (000s oz 100% basis)						413	(100)%

Cost of sales ($/oz)						1,062	(100%	)

Total cash costs ($/oz)[b]						873	(100%	)

All-in sustaining costs ($/oz)[b]						1,183	(100%	)

Total Attributable to Barrick[j]

Gold produced (000s oz)	1,206	1,155	4%		4,760	5,465	(13%	)

Cost of sales ($/oz)[k]	1,065	1,065	0%		1,056	1,005	5%

Total cash costs ($/oz)[b]	692	696	(1%	)	699	671	4%

All-in sustaining costs ($/oz)[b]	929	966	(4%	)	967	894	8%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

c.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

d.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

g.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting the third quarter of 2020.

h.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 63.9% until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019, to December 31, 2019, and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

i.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, the amounts presented represent our 50% interest until November 28, 2019.

j.

Excludes Pierina, Golden Sunlight starting in the third quarter of 2019, Morila (40%) starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

k.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

BARRICK YEAR-END 2020	14	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/20	9/30/2020	Change	12/31/20	12/31/19	Change
Lumwana

Copper production (millions lbs)	78	62	26%	276	238	16%

Cost of sales ($/lb)	1.96	2.06	(5%)	2.01	2.13	(6%)

C1 cash costs ($/lb)[a]	1.58	1.49	6%	1.56	1.79	(13%)

All-in sustaining costs ($/lb)[a]	2.60	2.58	1%	2.43	3.04	(20%)

Zaldívar (50%)

Copper production (millions lbs attributable basis)	23	24	(4%)	106	128	(17%)

Copper produced (millions lbs 100% basis)	46	48	(4%)	212	256	(17%)

Cost of sales ($/lb)	2.68	2.20	22%	2.46	2.46	0%

C1 cash costs ($/lb)[a]	2.01	1.64	23%	1.79	1.77	1%

All-in sustaining costs ($/lb)[a]	2.70	2.27	19%	2.25	2.15	5%

Jabal Sayid (50%)

Copper production (millions lbs attributable basis)	18	17	6%	75	66	14%

Copper produced (millions lbs 100% basis)	36	34	6%	150	132	14%

Cost of sales ($/lb)	1.53	1.43	7%	1.42	1.53	(7%)

C1 cash costs ($/lb)[a]	1.15	1.14	1%	1.11	1.26	(12%)

All-in sustaining costs ($/lb)[a]	1.27	1.17	9%	1.24	1.51	(18%)

Total Copper

Copper production (millions lbs)	119	103	16%	457	432	6%

Cost of sales ($/lb)[b]	2.06	1.97	5%	2.02	2.14	(6%)

C1 cash costs ($/lb)[a]	1.61	1.45	11%	1.54	1.69	(9%)

All-in sustaining costs ($/lb)[a]	2.42	2.31	5%	2.23	2.52	(12%)

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2020.

Endnotes

Endnote 1

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All-in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project

BARRICK YEAR-END 2020	15	PRESS RELEASE

capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Cost of sales applicable to gold production		1,681	1,768	6,832	6,514	4,621

Depreciation		(495)	(508)	(1,975)	(1,902)	(1,253)

Cash cost of sales applicable to equity method investments		69	53	222	226	0

By-product credits		(56)	(84)	(228)	(138)	(131)

Realized (gains) losses on hedge and non-hedge derivatives	a	(1)	0	0	1	3

Non-recurring items	b	1	0	1	(55)	(172)

Other	c	(55)	(24)	(129)	(102)	(87)

Non-controlling interests	d	(323)	(337)	(1,312)	(878)	(313)

Total cash costs		821	868	3,411	3,666	2,668

General & administrative costs		24	50	185	212	265

Minesite exploration and evaluation costs	e	22	19	79	69	45

Minesite sustaining capital expenditures	f	354	415	1,559	1,320	975

Sustaining leases		12	9	31	27	0

Rehabilitation - accretion and amortization (operating sites)	g	11	13	46	65	81

Non-controlling interest, copper operations and other	h	(142)	(166)	(594)	(470)	(374)

All-in sustaining costs		1,102	1,208	4,717	4,889	3,660

Project exploration and evaluation and project costs	e	52	53	216	273	338

Community relations costs not related to current operations		0	0	1	2	4

Project capital expenditures	f	184	126	471	370	459

Non-sustaining leases		4	0	4	0	0

Rehabilitation - accretion and amortization (non-operating sites)	g	4	3	10	22	33

Non-controlling interest and copper operations and other	h	(61)	(47)	(157)	(105)	(21)

All-in costs		1,285	1,343	5,262	5,451	4,473

Ounces sold - equity basis (000s ounces)	i	1,186	1,249	4,879	5,467	4,544

Cost of sales per ounce	j,k	1,065	1,065	1,056	1,005	892

Total cash costs per ounce	k	692	696	699	671	588

Total cash costs per ounce (on a co-product basis)	k,l	718	742	727	689	607

All-in sustaining costs per ounce	k	929	966	967	894	806

All-in sustaining costs per ounce (on a co-product basis)	k,l	955	1,012	995	912	825

All-in costs per ounce	k	1,083	1,076	1,079	996	985

All-in costs per ounce (on a co-product basis)	k,l	1,109	1,122	1,107	1,014	1,004

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2020, respectively (September 30, 2020: $nil; 2019: $nil; 2018: $4 million), and realized non-hedge gains of $1 million and $nil for the three months and year ended December 31, 2020, respectively (September 30, 2020: $nil; 2019: gains of $1 million; 2018: gains of $1 million). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

BARRICK YEAR-END 2020	16	PRESS RELEASE

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring. In 2018, non-recurring items mainly relate to inventory impairment of $166 million at Lagunas Norte.

c.	Other

Other adjustments for the three months and year ended December 31, 2020 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 of $26 million and $104 million, respectively (September 30, 2020: $27 million; 2019: $92 million; 2018: $87 million). These assets are producing incidental ounces as they reach the end of their mine lives.

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $490 million and $1,959 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $508 million; 2019: $1,306 million; 2018: $453 million). Non-controlling interests include Pueblo Viejo; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). Commencing January 1, 2019, the effective date of the Merger, the non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 88 of the Q4 2020 MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 87 of the Q4 2020 MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective), Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Commencing January 1, 2019, the effective date of the Merger, also removes the non-controlling interest of our Loulo-Gounkoto and Tongon. Also removes Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight starting the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

General & administrative costs	(5)	(6)	(25)	(58)	(104)

Minesite exploration and evaluation costs	(9)	(5)	(25)	(16)	(3)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(14)	(13)	(6)

Minesite sustaining capital expenditures	(125)	(152)	(530)	(383)	(261)
All-in sustaining costs total	(142)	(166)	(594)	(470)	(374)

Project exploration and evaluation and project costs	(6)	(9)	(25)	(54)	(16)

Project capital expenditures	(55)	(38)	(132)	(51)	(5)
All-in costs total	(61)	(47)	(157)	(105)	(21)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $4 million and $18 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $4 million; 2019: $113 million; 2018: $116 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $nil; 2019: $1 million; 2018: $nil); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $2 million and $22 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $7 million; 2019: $23 million; 2018: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $26 million and $92 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $22 million; 2019: $26 million; 2018: $nil). These assets are producing incidental ounces as they reach the end of their mine lives. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK YEAR-END 2020	17	PRESS RELEASE

($ millions)	For the three months ended		For the years ended
	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
By-product credits	56	84	228	138	131

Non-controlling interest	(27)	(29)	(92)	(48)	(45)

By-product credits (net of non-controlling interest)	29	55	136	90	86

Endnote 2

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
Net cash provided by operating activities	1,638	1,859	5,417	2,833	1,765

Capital expenditures	(546)	(548)	(2,054)	(1,701)	(1,400)

Free cash flow	1,092	1,311	3,363	1,132	365

Endnote 3

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
Net earnings (loss) attributable to equity holders of the Company	685	882	2,324	3,969	(1,545)

Impairment charges (reversals) related to long-lived assets[a]	40	4	(269)	(1,423)	900

Acquisition/disposition (gains) losses[b]	(126)	(2)	(180)	(2,327)	(68)

(Gain) loss on currency translation	16	16	50	109	136

Significant tax adjustments[c]	(2)	(66)	(119)	34	742

Other (income) expense adjustments[d]	15	(90)	71	(687)	366

Unrealized gains (losses) on non-hedge derivative instruments	0	0	0	0	1

Tax effect and non-controlling interest[e]	(12)	(18)	165	1,227	(123)
Adjusted net earnings	616	726	2,042	902	409

Net earnings (loss) per share[f]	0.39	0.50	1.31	2.26	(1.32)

Adjusted net earnings per share[f]	0.35	0.41	1.15	0.51	0.35

a.

Net impairment reversals for the current year primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of our 50% interest in Kalgoorlie.

c.

Significant tax adjustments in the current year primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT. Significant tax adjustments for 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

BARRICK YEAR-END 2020	18	PRESS RELEASE

d.

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton and the gain on a settlement of customs duty and indirect taxes at Lumwana.

e.	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 4

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

		For the three months ended							For the years ended
($ millions, except per ounce/ pound information in dollars)	Gold		Copper			Gold			Copper
	12/31/20	9/30/20	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18	12/31/20	12/31/19	12/31/18
Sales	3,028	3,237	195	219	11,670	9,186	6,600	697	393	512

Sales applicable to non-controlling interests	(934)	(967)	0	0	(3,494)	(1,981)	(734)	0	0	0

Sales applicable to equity method investments[a,b]	168	183	135	121	648	543	0	483	492	442

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	1	2	0	0	0

Sales applicable to sites in care and maintenance[c]	(41)	(53)	0	0	(170)	(140)	(111)	0	0	0

Treatment and refinement charges	1	4	39	39	7	0	1	157	99	144

Export duties	0	0	0	0	0	0	(1)	0	0	0

Other[d]	(1)	0	0	0	13	22	12	0	0	0

Revenues – as adjusted	2,221	2,404	369	379	8,674	7,631	5,769	1,337	984	1,098

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,186	1,249	108	116	4,879	5,467	4,544	457	355	382

Realized gold/copper price per ounce/pound[e]	1,871	1,926	3.39	3.28	1,778	1.396	1,270	2.92	2.77	2.88

a.

Represents sales of $168 million and $648 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $176 million; 2019: $505 million; 2018: $nil) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2020: $nil; 2019: $39 million; 2018: $nil) applicable to our 40% equity method investment in Morila for gold. Represents sales of $82 million and $298 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $66 million; 2019: $343 million; 2018: $300 million) applicable to our 50% equity method investment in Zaldívar and $59 million and $204 million, respectively (September 30, 2020: $59 million; 2019: $168 million; 2018: $161 million) applicable to our 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.

Figures exclude Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 from the calculation of realized price per ounce. These assets are producing incidental ounces as they reach the end of their mine lives.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.

e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 5

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of the contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2018 to June 30, 2019), and Veladero on a 50% basis, which reflects our equity share of production and sales. Commencing on January 1, 2019, the effective date of the merger with Randgold Resources Limited (the “Merger”),

BARRICK YEAR-END 2020	19	PRESS RELEASE

also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

Endnote 6

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 7

Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.

Endnote 8

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2020	20	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended			For the years ended

($ millions, except per pound information in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Cost of sales	125	154	556	361	558

Depreciation/amortization	(41)	(61)	(208)	(100)	(170)

Treatment and refinement charges	39	39	157	99	144

Cash cost of sales applicable to equity method investments	72	57	267	288	281

Less: royalties and production taxes[a]	(16)	(16)	(54)	(35)	(44)

By-product credits	(5)	(4)	(15)	(9)	(6)

Other	0	0	0	(5)	(11)

C1 cash cost of sales	174	169	703	599	752

General & administrative costs	5	4	18	19	28

Rehabilitation - accretion and amortization	1	2	8	15	16

Royalties and production taxes	16	16	54	35	44

Minesite exploration and evaluation costs	1	2	5	6	4

Minesite sustaining capital expenditures	65	74	223	215	220

Sustaining leases	2	2	9	5	0

Inventory write-downs	0	0	0	0	11

All-in sustaining costs	264	269	1,020	894	1,075

Pounds sold - consolidated basis (millions pounds)	108	116	457	355	382

Cost of sales per pound[b,c]	2.06	1.97	2.02	2.14	2.40

C1 cash costs per pound[b]	1.61	1.45	1.54	1.69	1.97

All-in sustaining costs per pound[b]	2.42	2.31	2.23	2.52	2.82

[a].

For the three months and year ended December 31, 2020, royalties and production taxes include royalties of $16 million and $54 million, respectively (September 30, 2020: $16 million, 2019: $34 million and 2018: $39 million).

[b].	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[c].

Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Endnote 9

Lost-Time Injury Frequency Rate (“LTIFR”) is a ratio calculated as follows: number of lost-time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 10

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries.

Endnote 11

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife. Class 2 - Medium Significance is defined as an incident that has the potential to cause negative impact on human health or the environment but is reasonably anticipated to result in only localized and short-term environmental or community impact requiring minor remediation.

Endnote 12

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper. Measured resources of 530 million tonnes grading 2.11 g/t, representing 36 million ounces of gold, and 600 million tonnes grading 0.36%, representing 4,800 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.41 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.36%, representing 20,000 million pounds of copper. Inferred resources of 980 million tonnes grading 1.4 g/t, representing 43 million ounces of gold, and 440 million tonnes grading 0.2%, representing 2,200 million pounds

BARRICK YEAR-END 2020	21	PRESS RELEASE

of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 136-143 of Barrick’s Fourth Quarter and Year-End 2020 Report.

Endnote 13

Per share amounts for the proposed return of capital distribution are based on issued and outstanding Barrick shares as of December 31, 2020 and are subject to change.

Endnote 14

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 15

On a 100% basis.

Endnote 16

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 17

Unchanged from 2019.

Endnote 18

Includes our 36.9% share of South Arturo.

Endnote 19

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, 2021 guidance for Porgera has not been included.

Endnote 20

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 21

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The 2021 guidance ranges exclude Pierina, Lagunas Norte, and Golden Sunlight, which are mining incidental ounces as they enter closure.

Endnote 22

Includes corporate administration costs.

Endnote 23

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi and our 50% share of Zaldívar and Jabal Sayid.

Endnote 24

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures

BARRICK YEAR-END 2020	22	PRESS RELEASE

are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended			For the years ended

($ millions)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Net earnings (loss)	1,058	1,271	3,614	4,574	(1,435)

Income tax expense	404	284	1,332	1,783	1,198

Finance costs, net[a]	72	72	306	394	458

Depreciation	544	574	2,208	2,032	1,457

EBITDA	2,078	2,201	7,460	8,783	1,678

Impairment charges (reversals) of long-lived assets[b]	40	4	(269)	(1,423)	900

Acquisition/disposition (gains)/losses[c]	(126)	(2)	(180)	(2,327)	(68)

Foreign currency translation (gains)/losses	16	16	50	109	136

Other (income) expense adjustments[d]	15	(90)	71	(687)	336

Unrealized gains on non-hedge derivative instruments	0	0	0	0	1

Income tax expense, net finance costs[a], and depreciation from equity investees	83	94	360	378	97

Adjusted EBITDA	2,106	2,223	7,492	4,833	3,080

a.	Finance costs exclude accretion.
b.

Net impairment reversals for the current year primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

c.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of our 50% interest in Kalgoorlie.

d.

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton and the gain on a settlement of customs duty and indirect taxes at Lumwana.

BARRICK YEAR-END 2020	23	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD  The New York Stock Exchange

ABX     The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “vision”, “target”, “plan”, “opportunities”, “objective”, “pursuit”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “strategy”, “prospective”, “following”, “future”, “aim”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s goal to be the world’s most valued gold mining business; Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic; potential mineralization and metal or mineral recoveries; our ability to identify, invest in and develop potential Tier One, Tier Two and Strategic Assets; our strategies and plans with respect to environmental matters, including climate change, greenhouse gas emissions reduction targets, and tailings storage facility management projects; our future plans, growth potential, financial strength, investments and overall strategy, including with respect to dispositions of non-core assets, maximizing the long-term value of our strategic copper business, and our participation in future consolidation of the gold industry; the potential impact of proposed changes to Nevada’s Net Proceeds of Minerals tax on Nevada Gold Mines and Barrick’s engagement with affected stakeholders to reach a solution that secures the long-term viability of the Nevada mining industry; our plans and expected completion and benefits of our growth projects, including construction of twin exploration declines at Goldrush, the Turquoise Ridge Third Shaft, Pueblo Viejo plant and tailings facility expansion, Bulyanhulu production ramp-up, Zaldívar chloride leach project, and Veladero power transmission project; our ability to convert resources into reserves; the proposed return of capital distribution, including the timing and amount of the distribution; the partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; Barrick and Barrick Niugini Limited’s response to the government of Papua New Guinea’s decision not to extend Porgera’s special mining lease and to the Internal Revenue Commission’s proposed tax adjustments; the agreement in principle regarding arrangements for a new Porgera partnership with Papua New Guinea, and efforts to reach a binding memorandum of agreement; the duration of the temporary suspension of operations at Porgera; asset sales, joint ventures and partnerships; our economic and social development priorities within our host communities, including local hiring, procurement, training and community development initiatives; our digital innovation initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licences by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; whether benefits expected from recent transactions are realized; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.